Monarch Financial Holdings, Inc.

1435 Crossways Blvd.

Chesapeake, VA 23320

August 14, 2014

BY EDGAR TRANSMISSION

John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Monarch Financial Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 28, 2014
File No. 001-34565

Dear Mr. Nolan:

Monarch Financial Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated August 8, 2014 containing comments on the Company’s above referenced Annual Report on Form 10-K for the year ended December 31, 2013. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the fiscal year ended December 31, 2013

Selected Financial Data, page 22

1. We note that net charge-offs (recoveries) to average loans for the year ended December 31, 2013 as disclosed on page 22 does not reconcile to similar disclosures throughout the document such as that on pages 46 and 47. Please confirm, if true, that the ratio is 0.27%, not 1.25% as disclosed on page 22, and revise your selected financial data disclosure in future filings accordingly.

Response:

The net charge-offs (recoveries) to average loans for the year ended December 31, 2013 is 0.27% as stated on pages 46 and 47. This is based on net charge-offs of $1.849 million divided by an average loans held for sale portfolio of $680.2 million. We will revise our selected financial data disclosure in future filings accordingly.

Monarch Financial Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 28, 2014

File No. 001-34565

Consolidated Financial Statements

Note 4 – Loans Receivable and Allowance for Loan Losses, page 81

2. We note your disclosure on page 84 detailing the quantitative effect of the changes in your allowance methodology for evaluating additional risk inherent in you satisfactory risk grade groups as further described in Note 4 and on pages 44 and 46. Given the significant fluctuations in the calculated provisions under the new methodology compared to the previous methodology for each of the loan segments/classes, please provide us with, and revise future filings to include, a more detailed description of the specific changes to the methodology along with any other underlying reasons for these fluctuations with a focus on the home equity lines and commercial portfolios.

Response

We will revise our disclosure in future filings, as applicable, to include the following (revisions in italics):

Beginning with the quarter ended March 31, 2013, we changed the methodology for evaluating additional risk inherent in our satisfactory risk grade groups which should be included in our allowance for loan losses. The prior methodology had focused on our satisfactory risk grade groups as a whole and assigned a single loss factor to this group based on a three year “look-back” at actual net charge offs in the entire portfolio. This meant all loan segments were allocated the same loss factor and the distribution of the allowance for that segment was dependent on size rather than actual losses that had occurred within the segment. Under the new methodology, loans within this group are evaluated on a pool basis by loan segment which is further delineated by purpose. Each segment is assigned a loss factor which is based on a four-year moving average “look-back” at our historical losses for that particular segment. We believe this change in methodology provides a more accurate evaluation of the potential risk in our portfolio because the additional delineation by purpose establishes a direct correlation to areas of weakness and strength within the portfolio. For example, under our old methodology real estate commercial loans and home equity lines were evaluated the same despite the lower historical losses in our commercial real estate portfolio. As more fully described in #3 below, we believe the old methodology resulted in too large of an allocation to the commercial real estate segment and too little to the home equity segment based on their actual historical losses.

3. As a related matter, please tell us and disclose in future filings, why the refinement did not change the overall provision, despite changing the classification of the provision between the loan segments/classes.

Response

We will revise our disclosure in future filings, as applicable, to include the following (revisions in italics):

Credit quality has improved significantly since December 31, 2010 when net charge offs were at their historical peak. Net charge offs at December 31, 2013 were $1.8 million compared to $3.9 million in 2012, $5.4 million in 2011 and $8.9 million in 2010. Given this trend; in 2013 management determined it was prudent to extend the “look-back” period to a four year average of net charge-offs. This change was applied to both the old and the new methodology.

Monarch Financial Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 28, 2014

File No. 001-34565

The portfolio mix has also changed over the past four years, with growth occurring in segments that have historically experienced lower levels of charge-offs. To continue the earlier example; at December 31, 2010 home equity lines totaled $81 million, or 14% of the loan portfolio while commercial real estate loans totaled $163 million, or 29% of the loan portfolio. At December 31, 2013 home equity lines had decreased to $67 million, or 9% of the portfolio and commercial real estate loans had grown to $250 million, or 35% of the loan portfolio. Simultaneously, the four year average net charge offs for home equity lines total $1.2 million, or 1.8% of the loans outstanding at December 31, 2013, compared to $1.0 million, or 0.4% of the commercial real estate loans.

With the change from a single loss factor based on actual net losses for all segments, under the old model, to a more granular approach based on actual net losses by loan segment, under the new model, these trends are captured. The change has impacted the distribution of the provision expense by appropriately shifting expense away from areas with lower historical net charge offs relative to portfolio size to those with higher risk and higher incurred losses. This resulted in minimal impact on the overall provision expense.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 389-5108.

Thank you for your assistance in this matter.

Monarch Financial Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 28, 2014

File No. 001-34565

Sincerely,

MONARCH FINANCIAL HOLDINGS, INC.

/s/ Lynette P. Harris
Lynette P. Harris
Executive Vice President, Chief Financial Officer

/s/ Brad E. Schwartz
Brad E. Schwartz
Chief Executive Officer